

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2022

Gilad Yavetz
Chief Executive Officer and Director
Enlight Renewable Energy Ltd.
13 Amal St. Afek Industrial Park,
Rosh Ha'ayin, Israel

> **Re: Enlight Renewable Energy Ltd.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted December 14, 2022**
> **CIK No. 0001922641**

Dear Gilad Yavetz:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Summary
Our growth strategy
Expand laterally through energy storage, entrance into new geographies ..., page 10

1. We note disclosure on page 11 that you recently formed a joint venture and that you have a 46.7% ownership stake. Please revise to disclose the financial effect of this transaction or otherwise advise.

Summary consolidated financial and other data, page 16

2. Please clarify why the amount shown for restricted cash does not include the current balance as well.

Management's discussion and analysis of financial condition and results of operations

Revenues, page 72

3. We note the reclassification of project Haluziot from a Financial Asset to a real asset. Please replace "real asset" with a more accurate description.

Segment information, page 77

4. Please reword this section to reference Notes 28 and 7 once within the section. The current disclosure is cumbersome.

Notes to the financial statements as of December 31, 2021
Note 28 - Operating segments, page F-84

5. We continue to evaluate your response to prior comment 16 in our letter dated September 21, 2022.

I. Change of estimate in the accounting treatment of the Halutziot project, page F-123

6. Based on your response to prior comment 4, we note you determined that there is significant residual interest in the Halutziot facility, comprising approximately 21% of the total value of the facility, based on a useful life of 30 years. However, it is not clear how this significant residual interest determination results in de-recognition under IFRIC 12 given your previous conclusion that the facility was a whole-of-life arrangement. To this end, we note disclosure per page F-20 that "in respect of solar facilities for the production of electricity using photovoltaic technology which commenced operation until December 31, 2016, the Company made specific economic calculations for each of the facilities which it owns, and reached the conclusion that the residual value from additional continued operation, beyond 20 years, is negligible relative to the facility's total value."

Based on the foregoing, it would appear that an arrangement where the infrastructure is used for its entire useful life would be within the scope of IFRIC 12 provided condition IFRIC 12.5(a) is met. This would appear to be the case irrespective of which party controls any remaining insignificant residual interest. Therefore, please provide further explanation to support your conclusion that the Halutziot facility is no longer under the scope of IFRIC 12.

J. Purchase of solar and wind portfolio in Croatia which is in the development stages, in a cumulative ..., page F-123

7. We note you closed on the acquisition of a portfolio of five projects in Croatia in July 2022 and your disclosure that the amount with respect to the first milestone payment was an immaterial part of the total consideration. Please revise your disclosure to include the financial effect of this transaction in its entirety, if material, and clarify the nature of the guarantee to secure the milestones. As part of your revised disclosure, include the U.S. dollar equivalent of the total consideration and total estimated construction costs.

Notes to the condensed consolidated financial statements as of September 30, 2022
Note 4 - Significant transactions and events during the reporting period
G. Update to the terms of the PPA for the Bjorn project in Sweden, page F-123

8.   We note you reached agreement for an increase in price and quantity under your power purchase agreement in the Bjorn project in June 2022. Tell us whether there is an accounting impact associated with the revised pricing. In this regard, tell us how you considered contract modification guidance in paragraphs 18-21 of IFRS 15.

K. Update and improvement of the terms of the power purchase agreement for the Atrisco solar project ..., page F-124

9.   We note you reached agreement for an increase in prices under your power purchase agreement in the Atrisco solar project in July 2022. Tell us whether there is an accounting impact associated with the revised pricing. In this regard, tell us how you considered contract modification guidance in paragraphs 18-21 of IFRS 15.

     You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Joshua G. Kiernan